May 13, 2010

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd Registration Statement on Form F-1 File No. 333-166056

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Roth Capital Partners LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on May 13, 2010, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus May 11, 2010
(ii)	Dates of distribution: May 13 , 2010
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5
(iv)	Number of prospectuses so distributed: 1078

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

ROTH CAPITAL PARTNERS LLC

By:/s/Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets